April 5, 2019

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company (“Company”)

RiverSource Variable Account 10 (“Registrant”)

  Registration Statement on Form N-4

  File Nos. 333-229360/811-07355

  File Nos. 333-230376/811-07355

RiverSource Life Insurance Co. of New York (“Company”)

RiverSource of New York Variable Annuity Account (“Registrant”)

    Registration Statement on Form N-4

    File Nos. 333-229361//811-07623

    File Nos. 333-230375//811-07623

Dear Mr. Cowan:

This letter is in response to the Staff’s comments we received on April 2, 2019 for the above-referenced Registration Statement filings which we filed on or about March 18, 2019. Comments and responses are outlined below.

Rate Sheet Prospectus Supplement

Comment 1.

The Rate Sheet Supplement should be specific to only one product. Please delete all references to multiple products.

Response: Revised. Registrant deleted all references to multiple contracts.

Comment 2.

The Rate Sheet Supplement should include only riders that are available under the contract.

Response: Noted.

Comment 3.

In the first sentence of the bolded paragraph, change the “rates and percentages” to: “rider fees, percentages, age bands, credit period and terms”.

Response: Revised. See revisions below in Response 7.

Comment 4.

The rider fees, percentages, age bands, credit period and terms disclosed in the Rate Sheet Supplement should be tied to when the application is signed by the investor in good order, otherwise if the company changes the rate during the time between when an investor signs and the company receives the application, the investor will get a rate different than what he/she agreed to in the signed application. See ADI 2018-05 fn 3.

Response: Revised. See revisions below in Response 7.

Comment 5.

Change “We must receive your signed application in good order while this Rate Sheet Supplement is in effect” to: “Your application must be signed and in good order while this Rate Sheet Supplement is in effect.”

Response: Revised. See revision below in Response 7.

Comment 6.

Please add the following statement; Since we reserve the right to change these terms on notice as provided below, if your application is not signed or in good order while this Rate Sheet Supplement is in effect, you will receive the terms that are in effect on the date that you have a signed application in good order.

Response: Revised. See revisions below in Response 7.

Comment 7.

Add the last sentence to the separate paragraph below. Also, this could still be made more clear if revised to add that rate changes that will be reflected in an updated Prospectus Supplement do not apply to those with a signed application (in good order) etc.

Response: The last sentence has been moved to the separate paragraph and the clarifying sentence is added (underlined).

Below is revised bolded statement reflecting all changes made in response to the above comments:

The rider fees, percentages, age bands, credit period and terms, listed below apply to applications signed on or after April 29, 2019. In order to get these terms, your application must be signed and in good order while this Rate Sheet Prospectus Supplement is in effect. Because we reserve the right to change these terms upon notice as provided below, if your application is not signed and in good order while this Rate Sheet Prospectus Supplement is in effect then you will receive the terms that are in effect on the date that you have a signed application in good order. The rider fees, percentages, age bands, credit period and terms, listed below will not change after your application is signed, except as provided in the prospectus (See “Charges – Optional Living Benefit Charges”; “SecureSource Core Rider – Lifetime Payment Percentage/Annual Credits; “SecureSource Core Plus Rider– Lifetime Payment Percentage/ Annual Credits/Base Doubler”; “SecureSource 4 Rider– Lifetime Payment Percentage /Annual Credits”; “SecureSource 4 Plus Rider– Lifetime Payment Percentage/Annual Credits/Base Doubler”).

The rider fees, percentages, age bands, credit period and terms listed in this Rate Sheet Prospectus Supplement are subject to change and can be superseded upon 14 days prior notice as provided below. We may periodically issue a new Rate Sheet Prospectus Supplement that may reflect different values than the previous Rate Sheet Prospectus Supplement. Please note that any superseding terms do not apply to applications that are already signed and received by us in good order. Changes to the rider fees, percentages, age bands, credit period or terms listed in this Rate Sheet Prospectus Supplement will be disclosed at least 14 days in advance in a new Rate Sheet Prospectus Supplement filed on Edgar at www.sec.gov (File No. 333 – 230376 for the RiverSource RAVA 5 Advantage Variable Annuity (Offered for contract applications signed on or after April 29, 2019)).

Please note that the reference to the specific product and file number in the last sentence will vary by the individual product addressed in the Rate Sheet Prospectus Supplement.

Comment 8.

If applicable, please include the Accumulation Protector Benefit rider here as well.

Response: The Accumulation Protector Benefit rider is not part of the riders included in the Rate Sheet Prospectus Supplement.

Prospectus

Cover page

Comment 1.

Add 30e-2 language to the cover page, if intend to rely.

Response: Registrant intends to rely on the Rule and will add appropriate disclosure to the cover page of each prospectus.

Comment 2.

The following revision should be made to the GMWB’s disclosure, if true: If you do not invest in accordance with approved investment options and comply with other limitations, your contract will terminate, and you will no longer....

Response: There is a slight nuance to the rider rules. The suggested revision is not quite accurate. We have revised for clarity as follows:

If you later decide you do not want to invest in those approved investment options, you must request a full surrender. This will result in the termination of your contract and you will no longer derive any benefit from the riders.

The Contract in Brief

Comment 1.

In the Optional benefits paragraph, please add something to the effect that:

The guaranteed income payments under the GMWB (Current Annual Payment) may never come into effect, because withdrawals made until the value of a contract owner’s assets falls below zero are withdrawals of a contract owners’ own money.

Response: Revised to add the following:

Before the contract value reaches zero, the guaranteed payments under the SecureSource rider are decreasing your contract value and you are withdrawing your money. Once the contract value reaches zero, the guaranteed payments are made by us.

Comment 2.

In the Optional benefits risks and limitations paragraph, please add that failure to adhere to investment option restrictions could result in the contract being terminated without any benefit being payable.

Please also add that these excess withdrawals could result in the termination of the benefit and/or Contract or substantially reduce payments under the Contract.

Response: Revised as follows (revisions underlined):

•

We restrict investment options available to you, which may limit transfers and allocations and may limit the timing, amount and allocation of purchase payments. If you later decide you do not want to invest in those approved investment options, you must request a full surrender. This will result in the termination of your contract and you will no longer derive any benefit from the riders. (see “Optional Benefits — Investment Allocation Restrictions for Certain Benefit Riders”).

•

If you select a SecureSource series rider, surrenders in excess of the amount allowed under the rider will impact the rider benefit and could result in substantially reduced payments under the rider or termination of the contract.

Expense Summary

Comment 1.

In the Optional living benefits, revise second sentence in the footnote to state, that the Current rider fee is disclosed in a Rate Sheet Prospectus Supplement attached to this prospectus.

Response: The footnote is revised to read:

* The Current rider fee will be less than or equal to the stated Maximum. The Current rider fee is disclosed in a Rate Sheet Prospectus Supplement attached to this prospectus. The Rate Sheet Prospectus Supplement is available on the Edgar system at www.sec.gov (File 333- 229360).

The Guarantee Period Accounts (GPAs)

Comment 1.

Add file number under which GPA interests under the contracts are registered.

Response: The SEC registration number is added.

Buying Your Contract

Comment 1.

Delete “(if available)” for the GPAs.

Response: Deleted.

Surrender Charge

Comment 1.

Please clarify definition of the contract earnings and explain where the definition of the contract value is and whether it is reduced for fees and charges.

Response. The definition of Contract Value is included in the Key Terms section of the prospectus. The “Valuing your Investment” section describes how accounts are valued, including how fees and charges are deducted.

The Contract Value definition in the Key Terms section is revised to read:

The Contract Value is the sum of the Contract Value in the Regular Fixed Account, Contract Value in the Special DCA Fixed Account, Contract Value in the Variable Account and Contract Value in Guarantee Period Accounts.

To clarify, the definition of the contract earnings is revised to include a parenthetical explanation (revision underlined):

Contract earnings are defined as contract value (the sum of the contract value in the Regular Fixed Account, contract value in the Special DCA Fixed Account, contract value in the Variable Account, and contract value in the GPAs), less purchase payments not previously surrendered, but not less than zero.

Comment 2.

Is the Fixed payout option available only if variable payout is elected?

Response: This option is only available for fixed payouts. Revised for clarity to read:

If you elect an annuity payout plan on a fixed basis and the plan we make available provides a liquidity feature permitting you to surrender any portion of the underlying value of remaining guaranteed payouts, a surrender charge may apply.

Charges - Optional Living Benefit Charges

Comment 1.

In the SecureSource Core/SecureSource Core Plus/SecureSource 4/SecureSource 4 Plus Charges section, under description on how the annual rider fee may increase, please explain whether the description under #2. is repetitive of description under #1.

Response: The disclosure is drafted to address two separate scenarios: 1) We could increase the rider fee in general (with all approved investment options) up to the maximum upon notice; 2) We also reserve the right to vary the rider fee according to the investment option selected, e.g. The rider fee could be lower for contract owners invested in moderate funds, while contract owners making allocations to a more aggressive fund incur a higher rider fee.

Optional Living Benefits

Comment 1.

Clearly identify all non-permitted permitted withdrawals that could result in termination of the rider, if the Current Annual Payment is not established. This revision is applicable to all riders with the same language.

Response: The language is revised for all riders to read as follows:

The contract and rider will terminate if the contract value goes to zero due to an excess withdrawal. If the contract value is reduced to zero as a result of market performance, fees or charges, or a withdrawal that is less than or equal to the Remaining Annual Payment, then the owner will receive the Current Annual Payment as described in the “Other provisions – Rules for Surrender”.

Comment 2.

A question regarding the following statement describing when the Age Band is determined: “(However, if you decline any increase to the annual rider fee or if a withdrawal has been taken since the Current Annual Payment was established, then the Lifetime Payment Percentage will not change on subsequent birthdays.)” Does this mean that assuming you agree to a rider fee increase, your Current Annual Payment is recalculated when you reach a new age band?

Response: Yes, it means that as long as you have not taken any withdrawals, assuming you agree to a rider fee increase, your Current Annual Payment is recalculated when you reach a new age band. The statement in the parenthetical is replaced with the following:

If no withdrawal has been taken since the Current Annual Payment was established and no increase to the annual rider fee has been declined, and if the Covered Person’s new attached age (Joint Life: younger Covered Spouse’s attained age) is in a higher Age Band, then the higher Age Band will be used to determine the appropriate Lifetime Payment Percentage.

Comment 3.

In the Other Provisions – Required Minimum Distribution (RMD) section describing conditions under which RMDs will not be the subject to Excess Withdrawal Processing, explain what happens with RMDs if the Current Annual payment is not established.

Response: If the Current Annual Payment is not established, the RMD will be subject to Excess Withdrawal Processing. To clarify this, we have added the following paragraph after the bullets:

If the Current Annual Payment is not established, the RMD will be subject to Excess Withdrawal Processing.

Comment 4.

In the Other Provisions – Rules for Surrenders, in the first bullet describing what happens if contract value goes to zero before Current Annual Payment is established, disclose what if minimum required distribution cause contract value to go to zero?

Response: The second and last bullets are revised (revisions underlined) to address what happens if a RMD causes contract value to go to zero:

•

If the Current Annual Payment is established and if the contract value is reduced to zero as a result of market performance, fees or charges, or as a result of a withdrawal that is less than or equal to the Remaining Annual Payment (including RMDs that are not subject to Excess Withdrawal Processing as described above), then the owner will receive the Current Annual Payment paid annually until the death of the Covered Person (Joint Life: both Covered Spouses).

•

If the Current Annual Payment is established and if the contract value is reduced to zero as a result of a withdrawal that is greater than the Remaining Annual Payment (including RMDs that are not subject to Excess Withdrawal Processing as described above), the rider and the contract will terminate.

Comment 5.

In the Other Provisions – Rules for Surrenders, please explain why you have the last 2 bullets and if they are needed.

Response: The first two bullets address situations where we will continue to make payments after the contract value goes to zero. The last two bullets describe where the rider will terminate with no further benefits.

Comment 6.

In the Annuity Provisions section, under each rider, please explain and clarify what if the annuitization start date is not maximum annuitization date and whether you still get the Current Annual Payment?

Response: We have made the following revisions (underlined) to clarify:

Annuity Provisions: If your annuitization start date is the maximum annuitization start date, you can choose one of the payout options available under the contract or an alternative fixed annuity payout option available under the SecureSource Core rider (see “The Annuitization Start Date”). If you elect an annuitization start date that is earlier than the maximum annuitization start date, the alternative fixed annuity payout option under the SecureSource Core rider is not available.

Comment 7.

In the Accumulation Protector Benefit Rider section, add that this optional benefit may be selected only at issue.

Response: Revised.

Comment 8.

Revise statement about availability of this optional benefit to avoid confusion when this rider may be elected.

Response: The sentence is revised to read:

The Accumulation Protector Benefit rider is only available at contract issue to those age 80 or younger. If elected, the rider effective date will be the contract issue date.

Comment 9.

In the “Investment Allocation Restriction for Certain Benefit Riders” section, if the three Portfolio Navigator funds are the only available Portfolio Navigator funds, consider replacing “certain” with “the”.

Response: There are more Portfolio Navigator funds available under the contract than the three listed as approved investment options under the rider. Therefore, we have retained “certain.”

Annuity Payout Plans

Comment 1.

Please confirm that all options under Plan B: Life income with guaranteed period, are available for fixed and variable payments.

Response: Confirmed.

Substitutions of Investments

Comment 1.

Delete provisions regarding reallocation without contract owner instructions when subaccount is eliminated or closed (other than liquidation per the AIG and American Enterprise no action letters).

Response: Provisions are deleted.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-5337, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

/s/ Nicole D. Wood
Nicole D. Wood
Counsel